                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (Rule 144-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                               EFTC CORPORATION
                               ----------------
                      (Name of Subject Company (Issuer))

                          THAYER-BLUM FUNDING, L.L.C.
                          ---------------------------
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                     COMMON STOCK PAR VALUE $.01 PER SHARE
                     -------------------------------------
                        (Title of Class of Securities)


                                  268443-10-8
                                ---------------
                     (CUSIP Number of Class of Securities)


                              Jeffrey W. Goettman
                          THAYER-BLUM FUNDING, L.L.C.
                        1455 Pennsylvania Avenue, N.W.
                                   Suite 350
                            Washington, D.C. 20004
                           Telephone: (202) 371-0150

                                   Copy to:

                              Eric A. Stern, Esq.
                               Latham & Watkins
                         1001 Pennsylvania Ave., N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                           Telephone: (202) 627-2200



[ ] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                  THAYER-BLUM FUNDING, LLC & EFTC CORPORATION







EFTC CORPORATION (NASDAQ: EFTC)

[EFTC LETTERHEAD APPEARS HERE]


For Immediate Release


                 EFTC REPORTS RECAPITALIZATION AND REFINANCING

DENVER, CO-March 30, 2000-EFTC Corporation (NASDAQ: EFTC), a leading provider of high mix electronic manufacturing services, reported that it has entered into an agreement for a public Recapitalization of EFTC by Thayer Equity Investors IV, L.P. (Thayer) and BLUM Capital Partners, L.P. (BLUM). Under the recapitalization, Thayer and BLUM will invest a total of $54 million in Senior Subordinated Exchangeable Notes and warrants, and will subsequently undertake a tender offer of up to 8,250,000 but not less than 500,000 shares of the outstanding common stock of EFTC at a price of $4.00 per share. The Company has also entered into a new revolving line of credit with a maturity date of March 2003.

The Exchangeable Notes initially provide for a paid in kind (PIK) interest rate of 15%. In addition, warrants to purchase approximately 3,100,000 shares of EFTC's common stock will be issued at an exercise price of $.01 per share. The Company's shareholders will be required to approve certain aspects of the transactions, as required by the rules applicable to NASDAQ National Market issuers. The warrants will not become exercisable and will expire, unless shareholder approval is not received or the tender offer is not consummated. Additionally, the Exchangeable Notes will be replaced with Senior Subordinated Convertible Notes (Convertible Notes) upon receipt of shareholders approval and consummation of the tender offer.

The Convertible Notes will provide for interest at 8.875% payable in additional Convertible Notes. The Convertible Notes will be convertible into EFTC common stock at $2.60 per share, which may be subject to adjustment and conversion will occur upon the election of the holders or if EFTC's common stock trades above $7.50 per share for 45 consecutive trading days. Commencing on the third anniversary of the closing date the Convertible Notes will automatically convert if EFTC's common stock trades above $4.25 for 45 consecutive trading days.

If shareholder approval does not occur or the tender offer is not consummated, the Warrants will remain in place and the interest rate on PIK Exchangeable Notes will be increased to 20% with a maturity date of June 2006.

Thayer and BLUM will be entitled to designate two directors upon closing of its initial investment. Upon shareholder approval and consummation of the tender offer, Thayer and BLUM will be entitled to a majority of directorships.

EFTC, a provider of high-mix electronic services, is headquartered in Denver, Colorado and employs over 1,500 people nationwide. EFTC provides it services primarily to OEM customers in the avionics, medical, instrumentation, and communications industries.

Thayer Capital Partners is a private equity investment firm based in Washington, DC. Thayer manages two private equity funds with more than $1.2 billion under management. The firm focuses on buyouts and growth equity investments in four primary industries: information technology and services, electronics and outsourced manufacturing travel and leisure services, and outsourced business services.

BLUM Capital Partners is a San Francisco based private equity and strategic block investment firm with $2 billion in capital under management. BLUM has invested in a wide variety of businesses and has been successful initiating value-enhancing strategies, including going-private transactions, equity infusions to either restructure a balance sheet or provide growth capital, share repurchases, acquisition program, and business unit divestitures.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, THAYER AND BLUM WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND EFTC WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF EFTC AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER TO THE TRANSMITTAL, AND THE OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT www.sec.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
---------------------------------------------------------------------------
1995.  Certain of the statements contained in this press release, are
----
forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements include any assumptions that shareholders will approve the transaction and that the tender offer will be consummated.

Factors that could cause actual results to differ materially include the following: business conditions and growth in the Company's industry and in the general economy, competitive factors risks that orders may be


                                       2
subject to cancellation; risks due to shifts in market demand; risks inherent with predicting revenue and earnings outcomes; uncertainties involved in implementing improvements in the manufacturing process; uncertainties regarding potential tax refunds, uncertainties regarding application of accounting principles; the ability of the Company to complete acquisitions, and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission as well as assumptions regarding the foregoing.

The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.


                                      ###